UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FiscalNote Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

337655 104

(CUSIP Number)

c/o FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor,

Washington, D.C. 20004

(202) 793-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald Yao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 29,591,576(1)(2)
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 1,216,424(1)
	10.	SHARED DISPOSITIVE POWER --

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,424(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Reflects (i) 1,099,208 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) held by the Gerald Yao Revocable Trust, dated January 10, 2019 (“Yao Trust”), over which Mr. Yao is trustee and in such capacity holds sole voting and dispositive power, (ii) 83,090 shares of Class B Common Stock held by the Gerald Yao 2021 GRAT, over which Mr. Yao is trustee and in such capacity holds sole voting and dispositive power over the shares, and (iii) 34,126 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” and, together with the Class B Common Stock, the “Common Stock”) held by the Yao Trust, over which Mr. Yao has the right to acquire dispositive power upon the exercise of options exercisable as of or within 60 days.

(2)

Based on 121,449,403 shares of Class A Common Stock and 8,290,921 shares of Class B Common Stock outstanding as of August 2, 2022 as reported in the Issuer’s Current Report on Form 8-K filed on August 2, 2022. The Class A Common Stock and Class B Common Stock have identical economic rights, but holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to 25 votes per share.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) is filed with respect to the Class A Common Stock and Class B Common Stock of FiscalNote Holdings, Inc. (f/k/a Duddell Street Acquisition Corp.), a Delaware corporation (the “Issuer”). The Issuer’s Class A Common Stock is listed on the New York Stock Market (“NYSE”) under the symbol “NOTE”. The address of the principal executive offices of the Issuer is 1201 Pennsylvania Avenue NW, 6th Floor, Washington, D.C. 20004.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is filed by Gerald Yao (the “Reporting Person”).

(b) The Reporting Person is located at 1201 Pennsylvania Avenue NW, 6th Floor, Washington, D.C. 20004.

(c) The Reporting Person is Chief Strategy Officer, Global Head of ESG and Director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), shares of Class A common stock, par value 0.0001 per share, and Class B common stock, par value $0.0001 per share, of FiscalNote Intermediate Holdco, Inc. (f/k/a FiscalNote Holdings, Inc.), a Delaware corporation (“Legacy FiscalNote”), were converted into shares of Class A Common Stock and Class B Common Stock, respectively, of the Issuer.

Item 4. Purpose of Transaction.

Business Combination

On July 29, 2022 (the “Closing Date”), the previously announced business combination was consummated pursuant to that certain Agreement and Plan of Merger, dated as of November 7, 2021 (as amended on May 9, 2022, the “Business Combination Agreement”), by and among FiscalNote Holdings, Inc. (f/k/a Duddell Street Acquisition Corp.), Grassroots Merger Sub, Inc., a wholly owned subsidiary of the Issuer prior to the consummation of the Business Combination (“Merger Sub”), and Legacy FiscalNote. On July 28, 2022, the Issuer effected a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), pursuant to which the Issuer’s jurisdiction of incorporation changed from the Cayman Islands to the State of Delaware (the “Domestication”), and, on the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the DGCL, Merger Sub merged with and into Legacy FiscalNote, with Legacy FiscalNote surviving the merger as a wholly owned subsidiary of the Issuer (the ‘Business Combination”). In addition, in connection with the consummation of the Business Combination, the Issuer was renamed “FiscalNote Holdings, Inc.” or the “Issuer.”

Pursuant to the terms of the Business Combination Agreement, among other matters, (A) the Issuer acquired all of the outstanding shares of Class A common stock and Class B common stock of Legacy FiscalNote, other than dissenting shares, in exchange for shares of the Issuer’s Class A Common Stock and Class B Common Stock, respectively and (B) the outstanding equity awards of Legacy FiscalNote were assumed by the Issuer and converted into equity awards in respect of Class A Common Stock. As a result of the Business Combination, the Reporting Person came to beneficially own an aggregate of 1,216,424 shares of the Issuer’s Common Stock, consisting of options to purchase 34,126 shares of Class A Common Stock (as described below) and 1,182,298 shares of Class B Common Stock.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Issuance of RSUs and ISOs

The Reporting Person was granted 98,710 Restricted Stock Units (the “RSUs”). Each RSU represents the right to receive one share of Class A Common Stock. The RSUs were granted with both (a) an event-based vesting condition and (b) a service-based vesting condition, both of which must be satisfied in order for the RSUs to vest and become exercisable prior to the expiration date. The event-based vesting condition was satisfied on August 1, 2022, the first trading date of the Issuer’s securities on the NYSE. The service-based condition will be satisfied as to one-third of the total number of RSUs on the first anniversary of the vesting commencement date, and as to an additional one-thirty-sixth (1/36) of the total number of RSUs on the corresponding day of each month thereafter following the first anniversary of the vesting commencement date (and, if there is no corresponding day, the last day of such month). The vesting commencement date is November 7, 2021.

The Reporting Person was granted 106,830 incentive stock options (“ISOs”). The ISOs are exercisable at a price per option of $2.43 and vest over a four-year period as follows: (i) 10% of the underlying shares vest on the first anniversary of the vesting commencement date, (ii) 5% of the underlying shares vest on the corresponding day of each quarter during the second year and (iii) 8.75% of the underlying shares vest on the corresponding day of each quarter during the third and fourth years, subject to the Reporting Person’s continuous employment through such date. If there is no corresponding day, the vesting will occur on the last day of such month. The vesting commencement date is April 23, 2020.

The Reporting Person was granted 32,903 ISOs. The ISOs are exercisable at a price per option of $8.39. The ISOs were granted with both (a) an event-based vesting condition and (b) a service-based vesting condition, both of which must be satisfied in order for the ISOs to vest and become exercisable prior to the expiration date. The event-based vesting condition was satisfied on August 1, 2022, the first trading date of the Issuer’s securities on the NYSE. The service-based condition will be satisfied as to 25% of the total number of ISOs on the first anniversary of the vesting commencement date, and as to an additional 6.25% of the total number of shares subject to the ISOs on the corresponding day of each quarter thereafter following the first anniversary of the vesting commencement date (and, if there is no corresponding day, the last day of such month). The vesting commencement date is November 7, 2021.

Mr. Yao has transferred each of the foregoing awards to the Yao Trust.

Item 5. Interest in Securities of the Issuer.

Gerald Yao

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Class A Common Stock or Class B Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock or the shares of the Class B Common Stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, the Issuer entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Duddell Street Holdings Limited (the “Sponsor”) and certain stockholders of the Issuer including the Reporting Person (the “RRA Holders”), pursuant to which, among other things, the RRA Holders are entitled to certain registration rights in respect of the registrable securities under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Lock-Up

The Issuer’s Bylaws provide that, subject to the exceptions described therein, holders of Common Stock of the Issuer received by the stockholders of the Issuer after the date of the adoption of the Issuer’s Bylaws as consideration in the Business Combination (including, shares underlying any options, warrants, convertible securities or any other equity-linked instrument), and any transferee of any of the foregoing, will be unable to transfer their shares of Common Stock received as consideration in the Business Combination (including upon the settlement of any equity award of the Issuer into which any equity award of Legacy FiscalNote was converted in the Business Combination) for a period of six (6) months following the Closing Date of the Business Combination in accordance with the terms set forth therein.

In addition, the Reporting Person is a party to that certain Voting and Support Agreement, dated November 7, 2021 (the “Voting and Support Agreement”), pursuant to which the Reporting Person agreed to not transfer any equity interests in the Issuer (including Class A Common Stock or Class B Common Stock) for a period of twelve (12) months following the Closing Date in accordance with the terms set forth therein

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

1.

Agreement and Plan of Merger, dated as of November 7, 2021, by and among Duddell Street Acquisition Corp., Grassroots Merger Sub, Inc. and FiscalNote Holdings, Inc., as amended (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed with the SEC on July 5, 2022).

2.

Amended and Restated Registration Rights Agreement, dated as of July 29, 2022, by and among FiscalNote Holdings, Inc., Duddell Street Holdings Limited, and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on August 2, 2022).

3.

Voting and Support Agreement, dated as of November 7, 2021, by and among Duddell Street Acquisition Corp., FiscalNote and certain Equityholders of FiscalNote Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 8, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2022

By:	/s/ Gerald Yao
Name:	Gerald Yao